FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of December, 2006

                          HEALTHCARE TECHNOLOGIES LTD.
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                 (Translation of Registrant's name into English)

                     32 Shaham Street, Petach Tikva, Israel,
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                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

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                                Table of Contents

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Healthcare Technologies Ltd. press release, dated November 29, 2006          4



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                             Form 6-K Signature Page

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    HEALTHCARE TECHNOLOGIES LTD.
                                                    (Registrant)


                                                    By: /s/ Eran Rotem
                                                    ------------------
                                                    Eran Rotem
                                                    Chief Financial Officer


Dated: December 4, 2006


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FOR: Healthcare Technologies, Ltd.
CONTACT: Eran Rotem, CFO
+972-3-9277232/3

PRNEWSWIRE   Mrs. Rakefet Sudri PR Newswire Israel
CONTACT:     info@prnewswire.co.il
             Tel: + 972 77 2005042
             Fax: +972 77 2005043


                 HEALTHCARE TECHNOLOGIES SIGNS LETTER OF INTENT
              FOR THE PURCHASE OF NEXGEN BIOFUELS, INC. ASSETS AND
                        THE SALE OF ITS CURRENT BUSINESS

Petach Tikva, Israel, November 29, 2006 - Healthcare Technologies Ltd. (NASDAQ:
HCTL), today announced that it has signed a non-binding Letter of Intent with NexGen Biofuels, Inc., and Gamida for Life B.V., Healthcare's largest shareholder. The transaction includes (i) the transfer to Healthcare of NexGen's assets relating to the construction, ownership and operation of ethanol and bio-diesel manufacturing facilities on land under option in the United States in consideration for a controlling stake in Healthcare and (ii) the purchase of Healthcare's holdings in its subsidiaries by Gamida in consideration for all of Gamida's shares in Healthcare.

The Letter of Intent further contemplates that the number of shares to be issued in consideration for NexGen's assets shall be based on the valuation of the assets to be provided by a recognized valuation firm.

Closing of the transaction announced today is subject to the negotiation and execution of definitive agreements, the completion of due diligence, the receipt of the necessary corporate, regulatory and third party approvals, including Healthcare's shareholders and the approval of an Israeli District Court. No assurance can be given that a definitive agreement will be signed or that the transaction will close.

                          ABOUT HEALTHCARE TECHNOLOGIES

Healthcare Technologies Ltd. through it subsidiaries and affiliate Gamidor Diagnostics (1984) Ltd., Danyel Biotech Ltd. and Savyon Diagnostics Ltd., specializes in development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.


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                              ABOUT NEXGEN BIOFUELS

NexGen Biofuels is a developer of ethanol and biodiesel plants, primarily in the United States. NexGen is currently in the process of acquiring and developing its proposed plants and has not conducted any significant business operations or generated any operating revenues to date. Currently, NexGen Biofuels optioned to own five greenfield sites in Wisconsin, Iowa, Ohio and Indiana, permitting for 100 million gallons of annual ethanol/biodiesel production per site.

SAFE HARBOR: This press release contains certain forward looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward looking statement made by or on behalf of Healthcare Technologies Ltd. Readers are referred to the documents filed by the company with the Securities and Exchange Commission, specifically the most recent report on Form 20F that identifies important risks which could cause actual results to differ from those contained in the forward looking statements.


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